MARFRIG GLOBAL FOODS S.A. Publicly Traded Company CNPJ/MF nº 03.853.896/0001-40 NIRE 35.300.341.031	BRF S.A. Publicly Traded Company CNPJ/MF nº 01.838.723/0001-27 NIRE 42.300.034.240

JOINT MATERIAL FACT

MARFRIG GLOBAL FOODS S.A. (“Marfrig”) and BRF S.A. (“BRF” and, together with Marfrig, the “Companies”), in compliance with Article 157, Paragraph 4, of Law No. 6,404, dated December 15, 1976 (“Brazilian Corporations Law”), CVM Resolution No. 44, dated August 23, 2021 (“CVM Resolution 44”), and CVM Resolution No. 78, dated March 29, 2022 (“CVM Resolution 78”), hereby, through this joint material fact, inform their shareholders and the market in general that, on the present date, the merger Plan of Merger agreement of BRF S.A. Shares by Marfrig Global Foods S.A.” (“Plan of Merger”) was executed, which sets forth the terms and conditions applicable to the Merger (as defined below).

In addition to the execution of the Plan of Merger, at meetings held on the date hereof, (i) the Board of Directors of Marfrig (“Marfrig Board”) approved the convening of Marfrig's extraordinary general meeting, to be held on the first call on June 18, 2025, at 11:00 a.m. (“Marfrig EGM”); and (ii) the Board of Directors of BRF (“BRF Board”) approved the convening of BRF's extraordinary general meeting, to be held on the first call on June 18, 2025, at 9:00 a.m. (“BRF EGM” and, together with the Marfrig EGM, the “EGMs”), which will deliberate on the Merger. The information and documents related to the convening of the EGMs, including the management proposal and the Plan of Merger, will be duly and timely disclosed the Companies, in accordance with the terms and deadlines of applicable legislation and regulations.

Pursuant to the provisions of CVM Resolution 78, the main terms and conditions of the Merger are described below.

1	Identification of the companies involved in the transaction and a brief description of the activities they perform
1.1	Marfrig Global Foods S.A. Marfrig is a publicly traded company, registered as category “A” issuer of securities with the Brazilian Securities and Exchange Commission (“CVM”) and listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and admitted for trading on the “Novo Mercado” B3 segment (“Novo Mercado”), with its registered office located in the city of São Paulo, State of São Paulo, at Avenida Queiroz Filho, No. 1,560, Block 5 (Sabiá Tower), 3rd floor, Room 301, Vila Hamburguesa, ZIP Code 05319-000, registered with the National Registry of Legal Entities of the Ministry of Finance (“CNPJ/MF”) under No. 03.853.896/0001-40. Marfrig's corporate purpose includes the following activities: (i) operation of slaughterhouses, including the slaughtering of cattle, horses, pigs, goats, sheep, poultry, and buffalo, and the industrialization and commercialization of animal products and by-products, edible or otherwise, including, but not limited to, the industrialization and commercialization of leather products and by-products, in its own or third-party establishments; (ii) purchase, sale, distribution, representation, import, and export of food products in general, including alcoholic and non-alcoholic beverages and others; (iii) purchase and sale of live cattle, horses, pigs, goats, sheep, poultry, and buffalo; (iv) provision of actual labor to other companies; (v) engagement in agricultural, livestock, and forestry activities; (vi) participation as a partner or shareholder in any commercial or civil company; (vii) distribution and commercialization of food products in general; (viii) production, distribution, and commercialization of soaps, washing preparations, disinfectants, fabric softeners, and other hygiene and cleaning products; (ix) cogeneration, production, and commercialization of energy and biodiesel; (x) participation in the financial market, as well as in the carbon credit market; (xi) commercialization and production of products derived from legumes and vegetables, including all their derivatives and substitutes, feed, preserves, canned goods, and fats; (xii) transportation of its products and third-party products; representation and other related ventures necessary for the corporate purposes; (xiii) breeding, rearing, and fattening of live cattle, horses, pigs, goats, sheep, poultry, and buffalo in its own and third-party establishments; (xiv) import and export of products related to the agricultural and livestock activities, including embryos and others; (xv) provision of actual labor to other companies; (xvi) provision of services to third parties for the breeding, care, management, fattening, and transportation of live cattle, horses, pigs, goats, sheep, poultry, and buffalo; (xvii) technical tests and analyses; (xviii) production of pharmaceutical and chemical products of animal origin; (xix) production of unspecified organic chemical products; and (xx) ecological restoration services.

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1.2	BRF S.A. BRF is a publicly traded company, registered as category “A” issuer of securities with the CVM, listed on B3, and admitted for trading on the Novo Mercado, with its registered office located in the city of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Fazenda Neighborhood, ZIP Code 88301-600, registered with the CNPJ/MF under No. 01.838.723/0001-27. BRF's corporate purpose includes the following activities: (i) industrialization, retail and wholesale commercialization, and exploitation of food products in general, primarily those derived from animal protein and food products that use the cold chain as a support and distribution method; (ii) industrialization and commercialization of animal feed, nutrients, and food supplements; (iii) provision of food services in general; (iv) industrialization, refining, and commercialization of vegetable oils, fats, and dairy products; (v) engagement, conservation, storage, ensiling, and commercialization of grains, their derivatives, and by-products; (vi) retail and wholesale commercialization of consumption and production goods, including commercialization of equipment and vehicles for the development of its logistical activity; (vii) export and import of production and consumption goods; (viii) provision of services of transportation, logistics and distribution of cargo and food products in general; (ix) participation as a partner or shareholder in other companies, aiming at the broadest fulfillment of its corporate purpose; (x) participation in projects necessary to the operation of the its business; (xi) industrialization, on its own or by third-party establishments, commercialization, export and import of pharmaceutical and chemical products of animal origin; (xii) production and commercialization of organic chemical products of animal origin; (xiii) production, distribution and export of pharmaceutical inputs of animal origin; (xiv) intermediation and agency of services and businesses in general, except real estate; (xv) provision of administrative services to third parties; and (xvi) provision of laboratory analysis and technical services to third parties.

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2	Description and purpose of the transaction

The transaction set forth in the Plan of Merger consists of the acquisition by Marfrig of all BRF shares not held by Marfrig on the Closing Date, in exchange for the issuance to BRF shareholders (except Marfrig) of ordinary shares of Marfrig, in accordance with the Exchange Ratio (as defined below), resulting in the transfer of BRF's shareholder base to Marfrig ("Share Incorporation"). Upon the completion of the Share Incorporation, BRF will become a wholly-owned subsidiary of Marfrig.

3	Main benefits, costs and risks of the transaction
3.1	Benefits. The Share Incorporation aims to create a global food company based on a multiprotein platform, with a strong presence in both domestic and international markets, portfolio diversification, scale, efficiency, and sustainability, providing significant benefits to both Companies, their shareholders, customers, suppliers, employees, and other stakeholders, generating operational, financial, and strategic synergies.

Additionally, the Companies believe that the Share Incorporation allows for the simplification and optimization of the administrative and corporate structure of the economic group to which they belong, eliminating or reducing redundant costs, and improving or facilitating access to the capital necessary for the development of their business plans.

In this regard, the Companies believe that the Share Incorporation will have significant strategic value added, driving global consolidation of their businesses and strengthening their brands through a robust multi-protein platform, including, among others, (i) solidifying their position as a dominant power in the global food market; (ii) strategic expansion into new markets, maximizing growth opportunities and commercial synergies, including cross-selling initiatives; and (iii) increasing the scale and diversification of their operations, enhancing resilience and mitigating risks associated with sector seasonality and macroeconomic variables.

The Companies have identified potential synergies in the context of the Share Incorporation. These synergies include:

•	an increase in revenues and a reduction in costs estimated of R$485 million per year, resulting from the acceleration of cross-selling opportunities, including volumes and price premiums in the Brazilian and Halal markets (brand and distribution), and supply chain synergies (raw materials, packaging, and inputs);
•	a reduction in expenses estimated of R$320 million per year, resulting from the commercial and logistics structure, the consolidation of a single operational system, and the optimization of the corporate structure; and
•	resulting fiscal optimization estimated of R$3 billion, net present value.
3.2	Costs. It is estimated that the total costs of the Share Incorporation will be approximately R$ 24 million, including expenses for publications, auditors, appraisers, legal and financial advisors, and other professionals hired to assist in the Share Incorporation, not including any potential outlays incurred to obtain any third-party approvals required for the implementation of the Share Incorporation.

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3.3	Risks

The management of the Companies does not foresee any material risks for the implementation of the Share Incorporation beyond those typically associated with the Companies' daily activities and consistent with their size and operations.

However, it is noted that the market value of the shares issued by Marfrig and BRF remains subject to market fluctuations through the Closing Date and, in the case of Marfrig shares, also after the completion of the Share Incorporation, due to a series of factors outside the control of the Companies.

Moreover, the success of the Share Incorporation will depend, in part, on the group's ability to reduce expenses and optimize processes as a result of the simplification of its corporate structure and consolidation of its businesses. However, there is no certainty that such cost reductions and process optimizations will be successful. If these objectives are not achieved successfully, the expected benefits from the Share Incorporation may not fully materialize or may take longer than anticipated to be realized.

The materialization of any of the above risks or the partial or total failure of the growth opportunities and synergies mapped out within the scope of the Share Incorporation could adversely impact the economic and financial situation, operational results, and the trading price of the securities issued by the Companies.

4	Exchange Ratio for Shares

As a result of the Share Incorporation, BRF shareholders (except Marfrig) will receive 0.8521 ordinary shares of Marfrig for each 1 (one) ordinary share of BRF held on the Closing Date, in accordance with the terms of the Plan of Merger ("Closing Date" and "Exchange Ratio," respectively).

The negotiation and determination of the Exchange Ratio took into account the distribution of dividends and/or interest on own capital in the gross amount of (i) R$3,520,000,000.00 (three billion, five hundred and twenty million reais) by BRF; and (ii) R$2,500,000,000.00 (two billion, five hundred million reais) by Marfrig, in both cases, to be authorized following the payment of the right of withdrawal of any Dissenting Shareholders (as defined below) and up to and including the Closing Date (collectively, "Permitted Distributions"). In this regard, any Dissenting Shareholders who exercise their right of withdrawal shall not be entitled to receive the Permitted Distributions.

The Exchange Ratio shall be adjusted exclusively (i) in the event of stock splits, consolidations, or share grants of either Company; and/or (ii) according to the methodology set forth in Annex 3.1.5. of the Plan of Merger. In accordance with the methodology described in Annex 3.1.5 of the Plan of Merger, any disbursement incurred by the Companies upon exercising the right of withdrawal will reduce the Permitted Distributions by an equivalent amount, applied proportionally to both Companies.

The replacement of the shares issued by BRF underlying the American Depositary Shares representing common shares issued by BRF within the scope of the Share Incorporation will be carried out in accordance with the terms of the respective deposit agreement.

Any fractional ordinary shares of Marfrig resulting from the Share Incorporation will be aggregated into whole numbers and subsequently sold on the B3 spot market after the completion of the Share Incorporation, in accordance with a communication to be timely disclosed to the market by Marfrig. The proceeds from such sales will be made available, net of fees, to the former BRF shareholders who are entitled to the respective fractions, proportionally to their participation in each share sold.

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Marfrig will not issue shares in connection with the Share Incorporation corresponding to any BRF shares that may be held in treasury, which will be canceled by BRF up to the Closing Date.

5	Criteria for Determining the Exchange Ratio

Considering that the Share Incorporation is a transaction involving the controlling company, Marfrig, and the controlled company, BRF, in compliance with CVM Guidance Opinion No. 35, of September 1, 2008, the BRF Board established a special independent committee of BRF (“BRF Independent Committee”), whose function was to negotiate the Exchange Ratio and other terms and conditions of the transaction involving the Companies and submit its recommendation to the BRF Board. The BRF Independent Committee was advised by Citigroup as its financial advisor, and a fairness opinion was issued by Citigroup Global Markets Inc. in connection with the Share Incorporation.

In addition, the Marfrig Board established a special independent committee of Marfrig (“Marfrig Independent Committee” and, together with the BRF Independent Committee, “Independent Committees”), which was responsible for the initial proposal and subsequent negotiation of the Exchange Ratio with the BRF Independent Committee.

In this regard, the Exchange Ratio was exhaustively negotiated between the Independent Committees, taking into account the fair value of the Companies, as well as the assumptions described in the Plan of Merger, and their recommendation was approved by both Independent Committees in a meeting held on May 15, 2025. In issuing their favorable recommendation for the transaction, the Independent Committees considered, with the assistance of their external advisors, a variety of factors, such that the Exchange Ratio was not determined based on a single criterion, but on a combination of various criteria.

6	Main active and passive elements that will form each portion of the assets, in case of a split-off.

Not applicable, given that the Share Incorporation does not involve a split-off.

7	Whether the transaction has been or will be submitted for approval to Brazilian or foreign authorities

Not applicable.

8	In operations involving controlling, controlled, or commonly controlled companies, the share exchange ratio calculated in accordance with Article 264 of Law No. 6,404/1976

Pursuant to Article 264 of the Brazilian Corporations Law, an appraisal report was prepared containing the calculation of the Exchange Ratio of the shares held by the non-controlling shareholders of BRF, based on the market value of the shareholders’ equity of Marfrig and BRF, evaluated in accordance to the same criteria and as of December 31, 2024, at market prices (“Article 264 Appraisal Report”).

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If the exchange ratio resulting from the Share Incorporation were calculated based on the Article 264 Appraisal Report, 2.26148341591578 ordinary shares of Marfrig would be delivered for each 1 (one) ordinary share of BRF held by the shareholders of BRF (excluding Marfrig).

9	Applicability of the right of withdrawal and the value of the refund

As provided in Articles 137 and 252, paragraph 2, of the Brazilian Corporations Law, the Share Incorporation, if approved, will entitle the holders of shares issued by the Companies to the right of withdrawal.

The right of withdrawal will be guaranteed to the shareholders of each of the Companies who (i) have been holders of shares issued by Marfrig or BRF, as the case may be, uninterruptedly from the date of disclosure of this joint material fact (inclusive) until the Closing Date; (ii) do not vote in favor of the Share Incorporation, abstain from voting, or do not attend the Marfrig EGM or the BRF EGM, as the case may be; and (iii) expressly manifest their intention to exercise the right of withdrawal within 30 (thirty) days from the date of publication of the minutes of the Marfrig EGM or the BRF EGM, as the case may be (“Dissenting Shareholders”).

9.1	Dissenting Shareholders of Marfrig. Pursuant to the Brazilian Corporations Law, the Dissenting Shareholders of Marfrig will be entitled to the right of withdrawal at the value of the shareholders’ equity per share of Marfrig, as approved by the Marfrig ordinary general meeting held on March 31, 2025, which corresponds to R$3.32 (three reais and thirty-two cents) per share, without prejudice to the right to request a special balance sheet, in accordance with Article 45 of the Brazilian Corporations Law.
9.2	Dissenting Shareholders of BRF. Pursuant to the Brazilian Corporations Law, the Dissenting Shareholders of BRF shall be entitled to the right of withdrawal at the value of the shareholders’ equity per share of BRF as of December 31, 2024, as approved by the BRF ordinary general meeting held on March 31, 2025, which corresponds to R$9.43 (nine reais and forty-three cents) per share, without prejudice to the right to request a special balance sheet, in accordance with Article 45 of the Brazilian Corporations Law.

As described in item 8 above, it is observed that the exchange ratio calculated based on the Article 264 Appraisal Report is more advantageous to the shareholders of BRF when compared to the Exchange Ratio.

Therefore, the provisions of Article 264, paragraph 3, of the Brazilian Corporations Law will apply and the Dissenting Shareholders of BRF may opt between (i) the reimbursement value fixed in accordance with Article 45 of the Brazilian Corporations Law, that corresponds to R$9.43 (nine reais and forty-three cents) per share, as mentioned above; or (ii) the shareholders’ equity per share of BRF, determined based on the Article 264 Appraisal Report, which corresponds to R$19.89 (nineteen reais and eighty-nine cents.) per share.

9.3	Reconsideration. The Companies reserve the right to convene general meetings of the Companies to ratify or reconsider the Share Incorporation, if they determine that the payment of the share refund price to the Dissenting Shareholders who exercised the right of withdrawal would jeopardize the financial stability of any of the Companies, in accordance with Article 137, paragraph 3, of the Brazilian Corporations Law.

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10	Other relevant information
10.1	Corporate approvals. The completion of the Share Incorporation, which will also be subject to the satisfaction of the Condition Precedent (as defined below) and to the occurrence of the Closing Date, will depend on the performance of the following acts, all of which are interdependent and must be coordinated to occur on the same date:
(i)	BRF EGM to, in this order, (a) approve the Plan of Merger; (b) approve the Share Incorporation; (c) ratify the appointment of the appraiser responsible for preparing the c, at market value, of the BRF shares to be incorporated by Marfrig (“Share Incorporation Appraisal Report”) and the Article 264 Appraisal Report; (d) approve the Share Incorporation Appraisal Report; (e) approve the Article 264 Appraisal Report; and (f) authorize the BRF administrators to perform all acts necessary for the completion of the Share Incorporation, including, without limitation, the subscription of the ordinary shares to be issued by Marfrig on behalf of the BRF shareholders (excluding Marfrig) on the Closing Date, in accordance with Article 252, paragraph 2, of the Brazilian Corporations Law; and
(ii)	Marfrig EGM to, in this order, (a) approve the Plan of Merger; (b) approve the Share Incorporation; (c) approve the increase in the share capital of Marfrig, the respective issuance of ordinary shares by Marfrig, as well as the consequent amendment and consolidation of Marfrig's bylaws, with delegation to Marfrig Board of the powers to confirm the actual number of shares to be issued by Marfrig, in the event of adjustments to the Exchange Ratio; (d) ratify the appointment of the valuation company responsible for the preparation of the Share Incorporation Appraisal Report; (e) approve the Share Incorporation Appraisal Report; (f) approve Appraisal Report 264; and (g) authorize the management to perform all acts necessary for the completion of the Share Incorporation.
10.2	Condition Precedent. From the date of execution of the Plan of Merger until the Closing Date (inclusive), there shall be no occurrence of war, armed conflicts, natural disasters and/or other events (e.g. health emergencies; fires in manufacturing units) that adversely and materially impact the productive capacity and/or commercialization (including export) of either Company ("Condition").
10.3	Closing. Once the Share Incorporation is approved by the EGMs, the Companies and their respective management shall perform all acts and measures necessary for the implementation of the Share Incorporation, including, without limitation, the confirmation of the occurrence or the waiver of the Condition, as applicable, and the Companies shall disclose the Closing Date to the market in accordance with applicable legislation and regulations.
10.4	Change of Corporate Name. Additionally, Marfrig informs that it has submitted to the Marfrig EGM the proposal to approve the change of Marfrig's corporate name from "Marfrig Global Foods S.A." to "MBRF Global Foods Company S.A.," subject to the consummation of the Share Incorporation.
10.5	Additional Information. In compliance with the provisions of Article 3 of CVM Resolution 78 and the provisions of CVM Resolution No. 81, of March 29, 2022, the documents related to the Share Incorporation and the EGMs are or will be, as applicable, available to the shareholders of each of the Companies at the registered office of each of the Companies, as well as on the websites of Marfrig (ri.marfrig.com.br) or BRF (ri.brf-global.com), as the case may be, of CVM (www.gov.br/cvm) and B3 (www.b3.com.br), and may be consulted by the shareholders of the Companies, in accordance with applicable regulations.

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10.6	Forward-Looking Statements and Projections. This material fact presents projections, estimates, expectations, and forward-looking statements of the Companies, including the anticipated effects of the Share Incorporation. These projections, estimates, expectations, and forward-looking statements are largely based on current expectations, estimates of future projections, and trends that affect or may affect the Companies' sectors, market shares, businesses, operations, and results. While the Companies believe that these estimates and forward-looking statements are based on reasonable assumptions, as described above, they are subject to various risks, uncertainties, and assumptions outside the control of the Companies, including (without limitation) the risk factors described in items 4.1 to 4.3 of the reference form of each of the Companies, and are made based on the information currently available to the Companies. The information presented above reflects the Company's expectations, which are subject to risks and uncertainties, and are estimated and indicative data that do not constitute a performance promise. These expectations depend on market conditions, the economic scenario, and the sectors in which the Companies operate. Any change in the perception or assumptions described above may result in actual outcomes differing from the presented projections.

Additional information regarding the matters described in this material fact will be promptly disclosed by the Companies in accordance with applicable legislation and regulations.

São Paulo, May 15, 2025.

MARFRIG GLOBAL FOODS S.A.	BRF S.A.
Tang David Chief Financial Officer and Chief Investor Relations Officer	Fábio Luis Mendes Mariano Chief Financial and Investor Relations Officer

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